Exhibit 99.4	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES April 27, 2010 Ref: 10-2010

Rare Element Initiates Government Affairs Program for Bear Lodge Rare-Earths Project

Vancouver, BC -- Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) is pleased to announce that it has retained the services of a government affairs specialist to advance project development activities on the Bear Lodge rare-earths project, Wyoming. With the guidance of Mr. George G. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

Mr. Byers is a government relations and public affairs executive with extensive experience in the natural resources industry and public policy issues dealing with exploration, project development, and production on US public and state trust lands. He has a successful record of developing and directing favorable outcomes to difficult regulatory, project development, project siting, land use, and public affairs issues in the Western United States. His experience includes frequent testimony and presentations to the U.S. Congress and to state legislatures in multiple western states, including Wyoming.

Over a 34-year career in the minerals and energy industries, Mr. Byers worked for the US Corps of Engineers and Bureau of Land Management, was a vice president of the coal mining affiliate of Public Service Company of New Mexico, and was vice president of public affairs and communications for Santa Fe Pacific Gold for seventeen years prior to its acquisition by Newmont Mining Company.  He has also held executive positions in the uranium industry with Rio Algom Mining and with Cameco Corporation’s US uranium production unit. Currently, Mr. Byers is a vice president of Neutron Energy Inc., a privately held uranium development company, and has been a consultant to the precious metals, rare earths, copper, and uranium industries on a variety of public and government issues.

Mr. Byers is a trustee of the Northwest Mining Association and served as the NWMA’s 2009 president, serves on the board of directors of the Mountain States Legal Foundation and the Citizens’ Alliance for Responsible Energy (CARE), and is on the Engineering School Advisory Board of the University of Mississippi.

“Rare Element is focused on rapidly expanding and evaluating the Bear Lodge rare-earth resource. In parallel with this technical program, one of our principal goals is to raise awareness among federal, state, and local government officials and business leaders in northeastern Wyoming of the size and the potential of this deposit for mine development. Our government relations initiative is being led by George Byers, who is one of the top government affairs specialists for natural resources in the US and will advance our goal to increase recognition and understanding of the Bear Lodge deposit“, stated Dr. Don Ranta, President of Rare Element.

Rare Element Resources Ltd (TSX-V: RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration in the Bear Lodge Mountains has been conducted for several decades with several companies significantly contributing to the database and understanding. Newmont Mining Company’s recent exploration efforts as a venture partner with Rare Element were the most comprehensive and extensive of these programs.

Rare Element's Bear Lodge property encompasses one of the largest disseminated rare-earth occurrences in North America (M H Staatz, 1983, US Geological Survey Professional Paper 1049D). In parallel with the gold-focused exploration venture, Rare Element has completed an NI 43-101-compliant resource estimate and a Technical Report on the Bear Lodge Rare-Earth Mineralization. The Company has 100% interest in the property, is continuing with drilling and a metallurgical testing program, and is working on a Scoping Study to accomplish a preliminary engineering-economic assessment of the rare-earth project.

ON BEHALF OF THE BOARD
Donald E Ranta, PhD, PGeo,
President & CEO

For information, refer to the Company's website at www.rareelementresources.com or contact:

Donald E Ranta, President & CEO, (604) 687-3520

         don@rareelementresources.com
Mark T. Brown, CFO, (604) 687-3520 ext 242
         mtbrown@pacificopportunity.com.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.